File No. 001-16107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

(Names and address of foreign utility company)
 Visayan Electric Company, Inc.
VECO Building, D. Jakosalem Street, Cebu City, the Philippines

(Name and address of filing company)
 Mirant Corporation
1155 Perimeter Center West—Suite 100
Atlanta, Georgia 30338

The Commission is requested to address communications to:
 Elizabeth B. Chandler
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338

1.    Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

        Visayan Electric Company, Inc. (a corporation organized and existing under the laws of the Philippines) ("Visayan") has been organized to own and operate a private electric distribution utility to distribute electricity in the cities and municipalities in the Philippines, including Cebu, Mandaue and Talisay and the municipalities of Consolacion, Liloan, Minglanilla, Naga and San Fernando, all in the province of Cebu. The address of Visayan is VECO Building, D. Jakosalem Street, Cebu City, the Philippines. A 21.52% interest in Visayan is held by Vivant Corporation (a corporation organized and existing under the laws of the Philippines), an indirect, minority-owned subsidiary of Mirant Corporation, with its address located at Suite 1502 Ayala Life-FGU Center, Mindanao Avenue corner Biliran Road, Cebu Business Park, Cebu City, the Philippines. A 25% interest in Visayan is held by Hijos de F. Escaño, Inc. (a corporation organized and existing under the laws of the Philippines), an indirect, minority-owned subsidiary of Mirant Corporation, with its address located at VEG Building, No. 79 Gen. Maxilom Avenue, Cebu City, the Philippines. A 42.91% interest in Visayan is held by Aboitiz Equity Ventures, Inc., a corporation organized and existing under the laws of the Philippines with its address at Aboitiz Corporate Center, Gov. Manuel Cuenco Avenue, Cebu City, the Philippines.

2.    Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

None

EXHIBIT A
Inapplicable

SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Mirant Corporation
By:	/s/ ELIZABETH B. CHANDLER Elizabeth B. Chandler Vice President

Date: May 6, 2005